UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

X Form 20-F  ☐ Form 40-F

Explanatory Note

Psyence Biomedical Ltd. (the “Company”) is filing this Current Report on Form 6-K to (i) file its unaudited interim consolidated financial statements for the three and six months ended September 30, 2024 and 2023 (the “Interim Financial Statements”), along with its corresponding Management’s Discussion and Analysis, and (ii) its updated audited consolidated financial statements for the fiscal years ended March 31, 2024, and March 31, 2023 (the “Updated Financial Statements”).

The Updated Financial Statements reflect adjustments made solely to account for the Company’s previously announced reverse stock split, which became effective on November 26, 2024. The reverse stock split was implemented at a ratio of 75-to-1, and all share and per-share amounts in the Updated Financial Statements have been retroactively adjusted to reflect this change for all periods presented. No changes were made to the Management’s Discussion and Analysis related to the audited condensed financial statements for the years ended March 31, 2024 and 2023.

Other than the retroactive adjustments related to the reverse stock split and certain updates to the Subsequent Events section, no changes have been made to the previously filed audited condensed financial statements for the years ended March 31, 2024 and 2023. The accompanying notes to the Updated Financial Statements provide additional details regarding the reverse stock split and its impact on the Company’s financial disclosures.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended September 30, 2024 and 2023.
99.2	Management Discussion and Analysis for the Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended September 30, 2024 and 2023.
99.3	Updated Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023.
99.4	Management Discussion and Analysis for the Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023.
99.5	Auditor’s Consent for the Updated Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2025

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director